ENVIROSAFE, CORP.
8/F, Tower B, National Software Industry Zone,
Gao Tang Xin Jian Zone, Tian He District
Guangzhou, P.R.China  510663

August 13, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Terence O'Brien
Accounting Branch Chief

Re:	Envirosafe Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 11, 2008
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
File No. 0-52407

Gentlemen:

Thank you for your comment letter dated July 17, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB.  We have filed Amendment No. 1 to each report of Envirosafe Corporation, which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 14

1.
Please amend your December 31, 2007 Form 10-KSB to provide the information required by Item 308T (a) of Regulation S-K regarding your assessment of the effectiveness of your internal control over financial reporting. Specifically, your disclosure should include the following:

o	A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;
o	A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and
o
A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

Response:

We have amended Item 8A - Controls and Procedures to include our assessment of the effectiveness of our internal control over financial reporting, and the aforementioned disclosures.

Index To Exhibits, page 16

2.
We note your statement that you filed your Sections 302 and 906 certifications as exhibits to your December 31, 2007, Form 10-KSB. However, such certifications were not filed on EDGAR. Please amend your December 31, 2007, Form 10-KSB to file these certifications as exhibits.

Response:

We have amended December 31, 2007, Form 10-KSB to include Sections 302 and 906 certifications as exhibits.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Item 3. Controls and Procedures, page 9

3.
Please amend your March 31, 2008, Form 10-Q to include disclosure as to whether any change in your internal control over Financial reporting has occurred during this fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:

We have amended March 31, 2008, Form 10-Q to disclose that there was no change in our internal control over Financial reporting during this fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31.1

4.
Please amend your March 31, 2008 Form 10-Q to include the certification of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically:

o	Please include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f))" in the introduction for paragraph 4 of the certification.
o	Please include paragraph 4.b. regarding the design of your internal control over financial reporting.
o
Please revise the last bullet for paragraph 4 (i.e. paragraph 4.d. in Item 601(B)(31)(i) of Regulation S-K) to state, "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and".

Response:

We have amended our March 31, 2008, Form 10-Q to include the certification of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. The aforementioned disclosures are included.

General

5.
In comments 3 and 4, we are requesting that you amend your March 31, 2008 interim periodic filing to comply with Item 308(c) of Regulation S-K and Item 601(B)(31) of Regulation S-K. When amending this interim periodic report, please use the Form 10-Q as required by Section IV of SEC Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification. Please ensure your presentation of Form 10-Q fully complies with Regulation S-K and Article 8 of Regulation S-X, as appropriate.

Response:

We have used the Form 10-Q as required when preparing the amendment to respond to comments 3 and 4.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Guoqiang Zhan
Guoqiang Zhan

/s/ Yanbin Guo
Yanbin Guo, President